United States securities and exchange commission logo





                              December 7, 2021

       Andrew Fox
       Chief Executive Officer
       Charge Enterprises, Inc.
       125 Park Avenue, 25th Floor
       New York, NY 10017

                                                        Re: Charge Enterprises,
Inc.
                                                            Amendment No. 8 to
Registration Statement on Form S-1
                                                            Filed November 26,
2021
                                                            File No. 333-253073

       Dear Mr. Fox:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 16, 2021 letter.

       Amendment No. 8 to Registration Statement on Form S-1 Filed November 26, 2021

       Director Independence, page 65

   1. We note your amended disclosure in response to comment 1 that states that the board of directors has
determined that Mr. Scala is independent. However, it appears that Mr.
                                                        Scala is currently
employed as Secretary of the company. Nasdaq Rule 5605(a)(2) defines an "Independent
Director" as "a person other than an Executive Officer or employee of the company..." and states
that "[t]he following persons shall not be considered independent:
                                                        (A) a director who is,
or at any time during the past three years was, employed by the
                                                        Company." [Emphasis
added]. Please clarify. To the extent that you maintain that Mr.
                                                        Scala is an independent
director, please advise as to how you arrived at this determination.
 Andrew Fox
Charge Enterprises, Inc.
December 7, 2021
Page 2

       Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any questions.



                                                        Sincerely,
FirstName LastNameAndrew Fox
                                                        Division of Corporation
Finance
Comapany NameCharge Enterprises, Inc.
                                                        Office of Trade &
Services
December 7, 2021 Page 2
cc:       Stephen Cohen, Esq.
FirstName LastName